Filed by Capital Bank Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Capital Bank Financial Corp.

Commission File No.: 001-35655

Date: May 4, 2017

The following communication was sent to Capital Bank employees on May 4, 2017.

Dear Fellow Capital Bank Teammate,

Capital Bank has achieved remarkable success in a relatively short time period, thanks to the support of investors, the trust of customers, and most important the hard work of our teammates.  This morning we are announcing the merger of Capital Bank Financial Corp. with First Horizon National Corp., parent of First Tennessee Bank, a 150-year old institution headquartered in Memphis, TN.  Because of your efforts, we were able to choose the right partner to sustain the progress we’ve achieved and position the combined company for continued success in a dynamic marketplace.

The merger will create a competitive bank with $40 billion in assets and over 300 branches in the Southeastern U.S.  With a larger balance sheet, we’ll have greater financial capacity to serve customers and more resources to invest in branches and technology.  At the same time, the new company will remain a true midsized bank with the same local decision-making and personalized service that have been so important to Capital Bank’s success.  The company will operate as First Tennessee Bank in Tennessee, where it has a strong market presence, and as Capital Bank in the Carolinas and Florida, where First Tennessee’s operations are relatively small.  The transaction is expected to close in the fourth quarter, subject to regulatory and shareholder approvals.

In the weeks to come we will introduce you to some of your new First Horizon teammates, who are eager to meet you and share plans for the future of the combined company.  During this transition period, we must continue our focus on serving our customers and delivering on our quarterly financial goals.  After the transaction closes, I will serve as vice chairman of First Horizon to ensure that the bank we’ve built and the values we believe in are sustained as part of the new company.

Over the coming weeks, I will communicate more information as it becomes available.  Thank you for all you’re doing and for your commitment to this important next step for Capital Bank.

Gene Taylor

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of First Horizon and Capital Bank and a Prospectus of First Horizon, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving First Horizon and Capital Bank will be submitted to First Horizon’s shareholders and Capital Bank’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF FIRST HORIZON AND STOCKHOLDERS OF CAPITAL BANK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about First Horizon and Capital Bank, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A Billings, Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone 901.523.5679, or  Capital Bank Financial Corp., Attention: Secretary, 4725 Piedmont Row Drive, Suite 110, Charlotte, North Carolina 28210.

Participants in the Solicitation

First Horizon, Capital Bank, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 13, 2017, and certain of its Current Reports on Form 8-K. Information regarding Capital Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 28, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward,” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and Capital Bank, and many of which, with respect to future business decisions and actions, are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general, and local economic and business conditions, including economic recession or depression; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; demand for First Horizon’s and Capital Bank’s product offerings; the actions of the SEC, the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), the Federal Deposit Insurance Corporation (FDIC), the Financial Industry Regulatory Authority